SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM N-8A

                NOTIFICATION OF REGISTRATION FILED PURSUANT
           TO SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940

      The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: FORTRESS REGISTERED INVESTMENT TRUST

Address of Principal Business Office (No. & Street, City, State, Zip
Code):

      1301 Avenue of the Americas
      42nd Floor
      New York, NY  10019

Telephone Number (including area code):

      212-798-6100

Name and address of agent for service of process:

      Wilmington Trust Company
      Rodney Square North
      1100 North Market Street
      Wilmington, DE 19890

With copies of Notices and Communications to:

      Philip H. Harris, Esq.
      Skadden, Arps, Slate, Meagher & Flom LLP
      919 Third Avenue
      New York, NY  10019

Check Appropriate Box:

      Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of
form N-8A: YES [ ]   NO [X]

Additional Information:

      1.    Exact name of Registrant:  Fortress Registered
            Investment Trust
      2.    State and date of organization: Delaware, November 8, 1999
      3.    Form of organization:  Delaware business trust
      4.5.  Classification of Registrant:  Closed-end, non-diversified
      6.    Adviser:  FIG Advisors LLC, 1301 Avenue of the Americas,
                  42nd Floor, New York, NY  10019
      7.    Trustees:  Brian S. Abrams, John Deterding, Wesley R.
            Edens, Robert Gidel, Dennis Porterfield, Ashu Rajhandari and
            John Sites
            Officers:  Wesley R. Edens, Chairman and Chief Executive
            Officer; Robert I. Kauffman, President; Randal A. Nardone, Vice President, Chief Operating Officer and Secretary; Erik P. Nygaard, Vice President and Chief Information Officer; Gregory F. Hughes, Vice President, Chief Financial Officer and Treasurer; and Lilly
            H. Donohue, Vice President and Assistant Secretary

            The address for each of the trustees and officers is:
            c/o Fortress Registered Investment Trust 1301 Avenue of the Americas, 42nd Floor, New York, NY 10019

      8.    Not Applicable
      9a.c. The Registrant is not, nor does it propose, to offer its securities to the public
      9b.   NOT APPLICABLE
      9d.   The Registrant does not have any securities issued and
            outstanding
      9e.    NOT APPLICABLE
      10.   The current value of the Registrant's total assets is
            $51,411,000.
      11.   The Registrant has not applied, nor does it intend to apply, for a license to operate as a small business investment company
      12.   NOT APPLICABLE



                                 SIGNATURE

      Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on behalf of the registrant in the City of New York and in the State of New York on the 23rd day of December, 1999.



                        Fortress Registered Investment Trust
                                (REGISTRANT)



                        By: /s/ Randal A. Nardone
                           -------------------------------------
                            Name:  Randal A. Nardone
                            Title: Secretary



Attest:  /s/ Lilly H. Donahue
         -------------------------------------
         Name:  Lilly H. Donahue
         Title: Assistant Secretary